Exhibit 99.1

First Quarter 2022 Earnings Release

Scotiabank reports first quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2022 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete First Quarter 2022 Report to Shareholders, including our unaudited interim financial statements for the period ended January 31, 2022, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the First Quarter 2022 Report to Shareholders on the Investor Relations page of www.scotiabank.com

First Quarter 2022 Highlights on a Reported Basis (versus Q1, 2021)	First Quarter 2022 Highlights on an Adjusted Basis(1) (versus Q1, 2021)

• Net income of $2,740 million, compared to $2,398 million	• Net income of $2,758 million, compared to $2,418 million

• Earnings per share (diluted) of $2.14, compared to $1.86	• Earnings per share (diluted) of $2.15, compared to $1.88

• Return on equity(2) of 15.8%, compared to 14.2%	• Return on equity of 15.9%, compared to 14.4%

TORONTO, March 1, 2022 – Scotiabank reported first quarter net income of $2,740 million compared to $2,398 million in the same period last year. Diluted earnings per share (EPS) were $2.14, compared to $1.86 in the same period a year ago.

Adjusted net income(1) for the first quarter was $2,758 million and EPS was $2.15, up from $1.88 last year. Adjusted return on equity was 15.9% compared to 14.4% a year ago.

“2022 has started well reflecting the full earnings power of the Bank, with very strong operating results in all our four business lines. This quarter had strong loan growth, along with good fee income growth.” said Brian Porter, President and CEO of Scotiabank.

“During the quarter, Scotiabank was named the Bank of the Year in Canada by The Banker magazine for the third consecutive year, further solidifying our role as a Leading Bank in the Americas. I am exceedingly proud of the ways in which our winning team has gone above and beyond to provide our clients with exceptional advice and a great banking experience, while delivering for our shareholder and community stakeholders. In addition, I am pleased to share that Scotiabank has been recognized for Best Corporate Sustainability Strategy at the ESG Investing Awards 2022 for our work addressing climate risk and promoting racial and gender equality.”

Canadian Banking generated adjusted earnings(1) of $1,205 million, an increase of 32% compared to the prior year. Results were underpinned by higher revenues driven by strong loan growth and increased customer activity, favourable credit quality trends, and positive operating leverage.

International Banking adjusted earnings(1) were $552 million, an increase of 38% compared to the prior year. This was driven by strong mortgages and commercial loan growth, good expense management supported by customer adoption of digital channels, and lower provision for credit losses.

Global Wealth Management adjusted earnings(1) were $419 million, supported by solid sales momentum across our Asset Management business, double digit growth in Private Banking and strong growth across advisory businesses. AUM(2) and AUA(2) both increased 11% from the prior year.

Global Banking and Markets delivered another strong quarter, with earnings of $561 million. The results were driven by revenue growth across our capital markets and corporate and investment banking businesses, reflecting solid loan growth as well as lower provision for credit losses.

With a Common Equity Tier 1 capital ratio(3) of 12.0% the Bank remains well capitalized and positioned to continue to support strategic growth plans while returning capital to shareholders.

(1)	Refer to Non-GAAP Measures section on page 2.
(2)

Refer to page 48 of the Management’s Discussion & Analysis in the Bank’s First Quarter 2022 Report to Shareholders, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

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Financial Highlights

Reported Results	For the three months ended
(Unaudited)($ millions)	January 31 2022	October 31 2021	January 31 2021
Net interest income	$4,344	$4,217	$4,351
Non-interest income	3,705	3,470	3,721

Total revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,223	4,271	4,208
Income tax expense	864	689	702

Net income	$2,740	$2,559	$2,398

Net income attributable to non-controlling interests in subsidiaries	88	70	90

Net income attributable to equity holders of the Bank	$2,652	$2,489	$2,308
Preferred shareholders and other equity instrument holders	44	78	43
Common shareholders	$2,608	$2,411	$2,265

Earnings per common share (in dollars)
Basic	$2.15	$1.98	$1.87
Diluted	$2.14	$1.97	$1.86

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. The financial results have been adjusted for the following:

Adjustments impacting current and prior periods:

Amortization of acquisition-related intangible assets: These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

Adjustments impacting prior periods only:

Restructuring and other provisions, recorded in Q4, 2021: The Bank recorded a restructuring charge of $126 million pre-tax, and settlement and litigation provisions in the amount of $62 million pre-tax. These charges were recorded in the Other operating segment.

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Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$4,344	$4,217	$4,351
Non-interest income	3,705	3,470	3,721

Total Revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,223	4,271	4,208

Income before taxes	3,604	3,248	3,100
Income tax expense	864	689	702

Net income	$2,740	$2,559	$2,398
Net income attributable to non-controlling interests in subsidiaries (NCI)	88	70	90

Net income attributable to equity holders	2,652	2,489	2,308
Preferred shareholders and other equity instrument holders	44	78	43

Net income attributable to common shareholders	$2,608	$2,411	$2,265

Diluted earnings per share (in dollars)	$2.14	$1.97	$1.86

Adjustments
Amortization of acquisition-related intangible assets(1)	$25	$25	$28
Restructuring and other provisions(1)	—	188	—

Adjustments (Pre-tax)	$25	$213	$28
Income tax expense/(benefit)	(7)	(56)	(8)

Adjustments (After tax)	$18	$157	$20
Adjustment attributable to NCI	—	(10)	—

Adjustments (After tax and NCI)	$18	$147	$20

Adjusted Results
Net interest income	$4,344	$4,217	$4,351
Non-interest income	3,705	3,470	3,721

Total revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,198	4,058	4,180

Income before taxes	3,629	3,461	3,128
Income tax expense	871	745	710

Net income	$2,758	$2,716	$2,418
Net income attributable to NCI	88	80	90

Net income attributable to equity holders	2,670	2,636	2,328
Preferred shareholders and other equity instrument holders	44	78	43

Net income attributable to common shareholders	$2,626	$2,558	$2,285

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,626	$2,558	$2,285
Dilutive impact of share-based payment options and others	24	7	42

Adjusted net income attributable to common shareholders (diluted)	$2,650	$2,565	$2,327
Weighted average number of basic common shares outstanding (millions)	1,211	1,215	1,212
Dilutive impact of share-based payment options and others (millions)	19	9	25

Adjusted weighted average number of diluted common shares outstanding (millions)	1,230	1,224	1,237

Adjusted diluted earnings per share (in dollars)(2)	$2.15	$2.10	$1.88

Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.13	$0.02

(1)	Recorded in non-interest expenses.
(2)	Earnings per share calculations are based on full dollar and share amounts.

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Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2022(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income	741	749	1,248	1,031	(64)	3,705

Total Revenue	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	—	222
Non-interest expenses	1,282	1,285	862	670	124	4,223

Income before taxes	1,627	838	561	750	(172)	3,604
Income tax expense	426	208	146	189	(105)	864

Net income	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	85	3	—	—	88

Net income attributable to equity holders	$1,201	$545	$412	$561	$(67)	$2,652

Adjustments
Amortization of acquisition-related intangible assets(2)	$6	$10	$9	$—	$—	$25

Adjustments (Pre-tax)	6	10	9	—	—	25
Income tax expense/(benefit)	(2)	(3)	(2)	—	—	(7)

Adjustments (After tax)	4	7	7	—	—	18
Adjustment attributable to NCI	—	—	—	—	—	—

Adjustments (After tax and NCI)	$4	$7	$7	$—	$—	$18

Adjusted Results
Net interest income	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income	741	749	1,248	1,031	(64)	3,705

Total revenue	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	—	222
Non-interest expenses	1,276	1,275	853	670	124	4,198

Income before taxes	1,633	848	570	750	(172)	3,629
Income tax expense	428	211	148	189	(105)	871

Net income	$1,205	$637	$422	$561	$(67)	$2,758
Net income attributable to NCI	—	85	3	—	—	88

Net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670

(1)	Refer to Business Segment Review section of the Bank’s Q1, 2022 Quarterly Report to Shareholders.
(2)	Recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line

	For the three months ended October 31, 2021(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470

Total Revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,251	1,259	824	591	346	4,271

Income before taxes	1,676	744	522	636	(330)	3,248
Income tax expense	438	137	135	134	(155)	689

Net income	$1,238	$607	$387	$502	$(175)	$2,559
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	79	2	—	(11)	70

Net income attributable to equity holders	$1,238	$528	$385	$502	$(164)	$2,489

Adjustments
Amortization of acquisition-related intangible assets(2)	$6	$10	$9	$—	$—	$25
Restructuring and other provisions(2)	—	—	—	—	188	188

Adjustments (Pre-tax)	6	10	9	—	188	213
Income tax expense/(benefit)	(2)	(3)	(2)	—	(49)	(56)

Adjustments (After tax)	4	7	7	—	139	157
Adjustment attributable to NCI	—	—	—	—	(10)	(10)

Adjustments (After tax and NCI)	$4	$7	$7	$—	$129	$147

Adjusted Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470

Total revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,245	1,249	815	591	158	4,058

Income before taxes	1,682	754	531	636	(142)	3,461
Income tax expense	440	140	137	134	(106)	745

Net income	$1,242	$614	$394	$502	$(36)	$2,716
Net income attributable to NCI	—	79	2	—	(1)	80

Net income attributable to equity holders	$1,242	$535	$392	$502	$(35)	$2,636

(1)	Refer to Business Segment Review section of the Bank’s Q1, 2022 Quarterly Report to Shareholders.
(2)	Recorded in non-interest expenses.

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Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2021(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income	664	773	1,235	978	71	3,721

Total Revenue	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	—	764
Non-interest expenses	1,204	1,402	817	614	171	4,208

Income before taxes	1,229	634	569	702	(34)	3,100
Income tax expense	318	157	148	159	(80)	702

Net income	$911	$477	$421	$543	$46	$2,398
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	88	3	—	(1)	90

Net income attributable to equity holders	$911	$389	$418	$543	$47	$2,308

Adjustments
Amortization of acquisition-related intangible assets(2)	$6	$13	$9	$—	$—	$28

Adjustments (Pre-tax)	6	13	9	—	—	28
Income tax expense/(benefit)	(2)	(4)	(2)	—	—	(8)

Adjustments (After tax)	4	9	7	—	—	20
Adjustment attributable to NCI	—	—	—	—	—	—

Adjustments (After tax and NCI)	$4	$9	$7	$—	$—	$20

Adjusted Results
Net interest income	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income	664	773	1,235	978	71	3,721

Total revenue	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	—	764
Non-interest expenses	1,198	1,389	808	614	171	4,180

Income before taxes	1,235	647	578	702	(34)	3,128
Income tax expense	320	161	150	159	(80)	710

Net income	$915	$486	$428	$543	$46	$2,418
Net income attributable to NCI	—	88	3	—	(1)	90

Net income attributable to equity holders	$915	$398	$425	$543	$47	$2,328

(1)	Refer to Business Segment Review section of the Bank’s Q1, 2022 Quarterly Report to Shareholders.
(2)	Recorded in non-interest expenses.

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Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency.

	For the three months ended
($ millions)	October 31, 2021			January 31, 2021
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar
Net interest income	$1,589	$15	$1,574	$1,788	$135	$1,653
Non-interest income	728	16	712	773	52	721

Total revenue	2,317	31	2,286	2,561	187	2,374
Provision for credit losses	314	2	312	525	46	479
Non-interest expenses	1,259	15	1,244	1,402	93	1,309

Income before taxes	744	14	730	634	48	586
Income tax expense	137	3	134	157	12	145

Net income	$607	$11	$596	$477	$36	$441

Net income attributable to non-controlling interest in subsidiaries	$79	$1	$78	$88	$8	$80
Net income attributable to equity holders of the Bank	$528	$10	$518	$389	$28	$361

Other measures
Average assets ($ billions)	$192	$1	$191	$199	$12	$187
Average liabilities ($ billions)	$146	$2	$144	$153	$11	$142

	For the three months ended
($ millions)	October 31, 2021			January 31, 2021
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,589	$15	$1,574	$1,788	$135	$1,653
Non-interest income	728	16	712	773	52	721

Total revenue	2,317	31	2,286	2,561	187	2,374
Provision for credit losses	314	2	312	525	46	479
Non-interest expenses	1,249	15	1,234	1,389	92	1,297

Income before taxes	754	14	740	647	49	598
Income tax expense	140	3	137	161	12	149

Net income	$614	$11	$603	$486	$37	$449

Net income attributable to non-controlling interest in subsidiaries	$79	$1	$78	$88	$8	$80
Net income attributable to equity holders of the Bank	$535	$10	$525	$398	$29	$369

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.

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Business Segment Review

Canadian Banking

Q1 2022 vs Q1 2021

Net income attributable to equity holders was $1,201 million, compared to $911 million. Adjusted net income attributable to equity holders was $1,205 million, an increase of $290 million or 32%. The increase was driven by lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.

Q1 2022 vs Q4 2021

Net income attributable to equity holders decreased $37 million or 3%. The decrease was due primarily to higher provision for credit losses and higher non-interest expenses, partly offset by higher revenues.

International Banking

Q1 2022 vs Q1 2021

Net income attributable to equity holders was $545 million, compared to $389 million. Adjusted net income attributable to equity holders was $552 million, an increase from $398 million.

Q1 2022 vs Q4 2021

Net income attributable to equity holders increased $17 million or 3% from $528 million. Adjusted net income attributable to equity holders increased $17 million or 3%, compared to $535 million last quarter.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP measures section on page 7). The Bank believes that reporting in constant dollar is useful for readers to understand business performance without the impact of foreign currency.

Q1 2022 vs Q1 2021

Net income attributable to equity holders was $545 million, compared to $361 million. Adjusted net income attributable to equity holders increased to $552 million from $369 million. This increase was driven by lower provision for credit losses, higher revenues and lower non-interest expenses, partially offset by higher income taxes.

Q1 2022 vs Q4 2021

Net income attributable to equity holders increased $27 million or 5% from $518 million. Adjusted net income attributable to equity holders increased by $27 million or 5%, compared to $525 million last quarter. This was due largely to higher revenues and lower provision for credit losses, partially offset by higher non-interest expense and higher income taxes.

Global Wealth Management

Q1 2022 vs Q1 2021

Net income attributable to equity holders was $412 million, down $6 million or 1%. Higher mutual fund fees and brokerage revenues were more than offset by higher volume-related expenses and lower online brokerage revenues from moderating customer activity, as well as the 15% impact of elevated seasonal performance fees in the prior year.

Q1 2022 vs Q4 2021

Net income attributable to equity holders increased $27 million or 7%. The increase was due primarily to higher brokerage revenues and seasonal performance fees, partially offset by volume driven expense growth.

Global Banking and Markets

Q1 2022 vs Q1 2021

Net income attributable to equity holders was $561 million, an increase of $18 million or 3%, due mainly to higher net interest and non-interest income, and lower provision for credit losses, partially offset by higher non-interest expenses, and the negative impact of foreign currency translation.

Q1 2022 vs Q4 2021

Net income attributable to equity holders increased by $59 million or 12%, due mainly to higher net interest and non-interest income, partially offset by higher non-interest expenses and lower reversal of provision for credit losses.

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Other

Q1 2022 vs Q1 2021

Net income attributable to equity holders was a net loss of $67 million compared to net income of $47 million in the prior year. The decrease of $114 million was due primarily to lower investment gains and lower contribution from asset/liability management activities. This was partially offset by lower expenses mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.

Q1 2022 vs Q4 2021

Net income attributable to equity holders increased $97 million from the prior quarter, due primarily to the impact of restructuring and other provisions of $129 million in the prior quarter. Adjusted net income decreased $32 million due mainly to lower investment gains and higher income taxes, partially offset by lower expenses.

Credit risk

Provision for credit losses

Q1 2022 vs Q1 2021

The provision for credit losses was $222 million, compared to $764 million, a decrease of $542 million or 71%. The provision for credit losses ratio decreased 36 basis points to 13 basis points.

The provision for credit losses on performing loans was a net reversal of $183 million, a decrease of $185 million. Retail provisions decreased by $126 million, while commercial and corporate loan provisions decreased by $59 million. The decreases were due mainly to favourable credit quality and macroeconomic outlook.

The provision for credit losses on impaired loans was $405 million, compared to $762 million, a decrease of $357 million or 47%, due primarily to lower retail provisions in International Banking, driven by lower formations across markets. The provision for credit losses ratio decreased 25 basis points to 24 basis points.

Q1 2022 vs Q4 2021

The provision for credit losses was $222 million, compared to $168 million, an increase of $54 million or 32%. The provision for credit losses ratio increased three basis points to 13 basis points.

The provision for credit losses on performing loans was a net reversal of $183 million, compared to a net reversal of $343 million last quarter. The net reversal this quarter includes approximately $210 million due to reduction of allowances built in fiscal year 2020 primarily in the retail portfolio, reflecting improvement in credit quality, with offsets mainly related to portfolio growth.

The provision for credit losses on impaired loans was $405 million, compared to $511 million, a decrease of $106 million or 21% due primarily to lower retail provisions, mainly in International Banking, driven by lower formations. The provision for credit losses ratio on impaired loans was 24 basis points, a decrease of seven basis points.

Allowance for credit losses

The total allowance for credit losses as at January 31, 2022 was $5,583 million. The allowance for credit losses on loans was $5,492 million, down $134 million from the prior quarter. The decrease was due primarily to releases of performing loan provisions driven by improved portfolio credit quality.

The allowance against performing loans was lower at $3,869 million compared to $3,971 million as at October 31, 2021. The decrease was primarily related to the Canadian Banking retail portfolio driven by releases due to improved portfolio credit quality.

The allowance on impaired loans decreased to $1,623 million from $1,655 million last quarter. The decrease was primarily related to the International Banking retail portfolios driven by lower formations across markets this quarter.

Impaired loans

Gross impaired loans decreased to $4,435 million as at January 31, 2022, from $4,456 million last quarter. The decrease was due primarily to write-offs partly offset by the impact of foreign currency translation. The gross impaired loan ratio was 64 basis points as at January 31, 2022, a decrease of three basis points from last quarter.

Net Impaired loans in Canadian Banking were $487 million as at January 31, 2022, a decrease of $18 million from October 31, 2021, primarily due to lower Commercial gross impaired loans driven by low formations. International Banking’s net impaired loans were $2,097 million as at January 31 2022, a decrease of $2 million from October 31, 2021, as lower Retail gross impaired loans were partially offset by higher Commercial gross impaired loans. In Global Wealth Management, net impaired loans were $23 million as at January 31, 2022, an increase of $6 million from October 31, 2021, due primarily to new formations in the Retail portfolio. In Global Banking and Markets, net impaired loans were $205 million as at January 31, 2022, an increase of $25 million from October 31, 2021, due primarily to a new formation in Utilities sector. Net impaired loans as a percentage of loans and acceptances were 0.41% as at January 31, 2022, a decrease of one basis point from 0.42% last quarter.

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Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 12.0% as at January 31, 2022, a decrease of approximately 30 basis points from the prior quarter, due primarily to common share buybacks under the Bank’s Normal Course Issuer Bid. Internal capital generation was offset by organic growth in risk-weighted assets across all business lines.

The Bank’s Tier 1 capital ratio(1) was 13.4% as at January 31, 2022, a decrease of approximately 50 basis points from the prior quarter, due primarily to the phase-out impact of approximately $650 million of non-qualifying additional tier 1 instruments, the Bank’s redemption of $500 million of Basel III compliant NVCC preferred shares and the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) was 15.1% as at January 31, 2022, a decrease of 80 basis points from the prior quarter, due primarily to the above noted impacts to the Tier 1 ratio, approximately $325 million of amortization of NVCC Tier 2 instruments and the phase-out impact of approximately $250 million of non-qualifying subordinated debentures.

The Leverage ratio(2) was 4.4% as at January 31, 2022, a decrease of approximately 40 basis points from the prior quarter, due primarily to OSFI’s reversal of its temporary exclusion of sovereign-issued securities from its leverage exposure measure, combined with strong growth in the Bank’s on and off-balance sheet assets.

The TLAC ratio(3) was 28.3% as at January 31, 2022, an increase of approximately 50 basis points from the prior quarter, due primarily to net TLAC instrument issuances of approximately $6.7 billion during the quarter and the above noted impacts to the Total capital ratio. The TLAC Leverage ratio(3) was 9.4%, a decrease of approximately 20 basis points, due primarily to increases in the leverage exposures measure as noted above for the Leverage ratio.

As at January 31, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

10    Scotiabank First Quarter Press Release 2022

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on March 1, 2022, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 9478772# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from March 1, 2022, to April 7, 2022, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Overnight Mail Delivery:

Computershare

C/O: Shareholder Services

462 South 4th Street, Suite 1600

Louisville, KY 40202

First Class, Registered or Certified Mail Delivery:

Computershare

C/O: Shareholder Services

P.O. Box 505000

Louisville, KY 40233-5000

Tel: 1-800-962-4284

E-mail: service@computershare.com

12    Scotiabank First Quarter Press Release 2022

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

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